UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) : January 30, 2002

<u>Timberline Software Corporation</u>
(Exact Name of Registrant as specified in its charter)

<u>Oregon</u>	<u>0-16376</u>	<u>93-0748489</u>
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15195 N.W. Greenbrier Parkway, <u>Beaverton, Oregon</u>	<u>97006-5701</u>
Address of Principal Executive Office	Zip Code

Registrant's telephone number including area code : (503) 690-6775

(Former name or former address, if changed since last report)

Item 7. **Financial Statements and Exhibits**

    (a)   Financial statements of businesses acquired.

               Not applicable.

    (b)   Pro forma financial information.

               Not applicable.

    (c)   Exhibits.

               The following exhibits are filed herewith and this constitutes the exhibit index :

Exhibit

99   Press Release dated January 30, 2002

Item 9. **Regulation FD Disclosure**

On January 30, 2002, Timberline Software Corporation issued a press release, including certain forward looking statements, disclosing earnings for the quarter ended December 31, 2001. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                           TIMBERLINE SOFTWARE CORPORATION
                           (Registrant)

Date: January 30, 2002   By: /s/ Carl C. Asai_____
                           Carl C. Asai, Senior Vice President and
                           Chief Financial Officer

TIMBERLINE.

NEWS RELEASE

Contact: Carl Asai, Sr. Vice President – Finance and CFO
Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

TIMBERLINE REPORTS FOURTH QUARTER RESULTS AND DECLARES REGULAR QUARTERLY CASH DIVIDEND

Beaverton, Oregon – January 30, 2002 – Timberline Software Corporation (NASDAQ: TMBS), a leading supplier of accounting, cost estimating and service management software for the construction and real estate industries, today reported higher fourth quarter revenue, but lower earnings than in the same period last year. The Company also declared its regular quarterly cash dividend.

Revenue for the quarter ended December 31, 2001 was $14,594,000, an increase of 7% from $13,672,000 for the same quarter a year ago. Net income for the quarter decreased to $714,000 or $.06 per diluted share compared to net income of $1,012,000 or $.08 per diluted share for the fourth quarter of 2000.

For the year ended December 31, 2001, the Company's net income decreased to $1,851,000 or $.16 per diluted share on revenue of $57.3 million compared to net income of $3,331,000 or $.26 per diluted share on revenue of $51.2 million for the like period a year ago.

"Our overall quarterly revenue was the second highest in Timberline's history," said Curtis Peltz, Timberline's President and Chief Executive Officer. "Service revenue continued its strong year-over-year growth. However, as the economy continued to soften, prospective customers delayed their decision to purchase software. Although we do not believe we are losing business to our competitors, the longer sales cycle resulted in software revenue being lower than expected. We did take some actions during the quarter to reduce our operating expenses to help us weather this difficult economic environment. "

Service revenue increased 18% to $8,100,000 in the fourth quarter of 2001 from $6,889,000 for the same quarter a year ago. Software license revenue decreased 1% to $6,197,000 in the fourth quarter of 2001 from $6,286,000 for the same period in 2000.

TIMBERLINE. NEWS RELEASE

Contact: Carl Asai, Sr. Vice President – Finance and CFO
Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

Operating expenses for the quarter increased 9% to $12,297,000 in 2001 from $11,251,000 for the fourth quarter of 2000. The increases were primarily in the product development and sales and marketing areas as the Company continued to execute its strategy of rebuilding its software revenue through the development of new product functionality and targeted sales and marketing initiatives. In November, the Company instituted an across-the-board wage reduction and a small reduction in force, which is expected to result in savings of approximately $450,000 per quarter. These actions, net of severance and related costs, reduced fourth quarter operating expenses by $132,000. On a sequential quarterly basis, fourth quarter operating expenses declined 4%.

The Company generated positive cash flow for the quarter, increasing its cash and temporary cash investments balance by over $1.7 million to $9.8 million at

December 31, 2001. The Company's overall financial position remains strong and it continues to have no long-term debt.

The Company's Board of Directors declared the regular quarterly cash dividend of $.04 per share payable February 25, 2002 to shareholders of record on February 11, 2002.

BUSINESS OUTLOOK FOR 2002

The current economic environment in the U.S. and the timing of its recovery makes it difficult to accurately forecast revenue for the coming year. Although activity within the construction industry has remained relatively strong during this recessionary period, software purchasing activity has been negatively impacted by the overall downturn in the economy. The Company believes service revenue will continue its year-over-year growth in 2002 and that software revenue will increase over 2001. The Company's software license revenue should benefit from new software products released in 2001 and from new software products expected to be released in mid-year related to its project management software initiative. As a result, earnings for 2002 are expected to exceed last year's level and may exceed 2000's earnings of $.26 per diluted share. Historically, revenue and earnings during the second half of the year have been stronger than the first half, and that trend is expected to continue in 2002.

TIMBERLINE. NEWS RELEASE

Contact: Carl Asai, Sr. Vice President – Finance and CFO
Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

The above estimates are made by the Company's management based on current expectations and information available at this time. In making these estimates, the Company assumes no burden to update these estimates, even if it appears actual results will differ materially from these estimates.

CONFERENCE CALL INFORMATION

As previously announced, the Company will host a conference call today at 1:30 p.m. PST to review its financial results for the quarter. Interested parties may listen to the call in real-time on the Internet by accessing the Company's web site at www.timberline.com/aboutus/investor/conference_call.htm. A recording of the call will be available for future listening on the Company's web site shortly after the conference call has been completed. Interested parties may also listen to a recording of the conference call, shortly after the conference call has concluded, by dialing (888) 203-1112 with the passcode 455231. Both of these recordings will be available through February 15, 2002.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Specific forward-looking statements in this press release include the Company's estimate of software license and service fee revenue and net income. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation, general economic conditions in the U.S., growth in the U.S. construction industry, demand for the Company's products and services, impact of competitive products and pricing, timing of the release of the Company's new products or enhancements to its current software products, acceptance in the market place of the Company's new products and enhancements, and other factors set forth from time to time in the Company's filings with the SEC, including the Company's annual report on Form 10-K and quarterly reports on Form 10-Q.

Note: Transmitted on PR Newswire @ 1:05 PM PST, January 30, 2002

TIMBERLINE SOFTWARE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - Amounts in thousands, except per share data)

	Year Ended Dec 31,		Quarter Ended Dec 31,	
	2001	2000	2001	2000
Net revenue:				
Computer software	$ 24,452	$ 22,950	$ 6,197	$ 6,286
Service fees	31,956	27,064	8,100	6,889
Other	900	1,162	297	497
Net revenue	57,308	51,176	14,594	13,672
Cost and expenses:				
Cost of revenue	5,603	5,071	1,529	1,286
Client services	14,069	12,459	3,322	3,319
Product development	16,332	13,254	3,854	3,389
Sales and marketing	11,836	9,958	3,275	2,939
General and administrative	7,438	6,463	1,846	1,604
Total cost and expenses	55,278	47,205	13,826	12,537
Operating income	2,030	3,971	768	1,135
Other income	432	1,006	68	190
Income before income taxes	2,462	4,977	836	1,325
Provision for income taxes	611	1,646	122	313
Net income	$ 1,851	$ 3,331	$ 714	$ 1,012
Earnings per share:				
Basic	$ 0.16	$ 0.27	$ 0.06	$ 0.08
Diluted	0.16	0.26	0.06	0.08
Weighted-average common shares outstanding, used in computing earnings per share:				
Basic	11,672	12,563	11,671	12,001
Diluted	11,915	12,782	11,989	12,141

TIMBERLINE SOFTWARE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited - Amounts in thousands)

	Dec 31, 2001	Dec 31, 2000
Assets		
Current assets:		
Cash and temporary investments	$ 9,765	$ 11,865
Accounts receivable	6,096	5,183
Other current assets	2,295	3,033
Total current assets	18,156	20,081
Property and equipment	21,510	21,834
Capitalized software costs	10,720	6,827
Other assets	359	226
Total assets	$ 50,745	$ 48,968
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,101	$ 1,532
Deferred revenues	16,854	15,415
Other current liabilities	3,302	3,167
Total current liabilities	21,257	20,114
Deferred credits	4,508	3,492
Shareholders' equity:		
Common stock	350	353
Additional paid in capital	5,378	5,297
Accumulated other comprehensive income	55	20
Retained earnings	19,197	19,692
Total shareholders' equity	24,980	25,362
Total liabilities and shareholders' equity	$ 50,745	$ 48,968